

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 7, 2010

Dr. Philip Arlen
Chief Executive Officer
Neogenix Oncology, Inc.
445 Northern Boulevard, Suite 24
Great Neck, NY 11021

Re: Neogenix Oncology, Inc.
Amendment No. 2 to Registration Statement on Form 10-12G
Filed June 30, 2010
File No. 000-53963

Dear Dr. Arlen:

We have reviewed your amended Form 10 and response letter each filed June 30, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Industry and Market Data, page ii

1. We have reviewed your response to prior comment 2 and we are reissuing the comment. Please delete the following statements "they do not guarantee the accuracy or completeness of such information" and "we have not independently verified such data." Alternatively, please expand your disclosure to include a statement specifically accepting liability for these statements.

Item 1. Business, page 1

Product Development and Commercialization Plan, page 4

2. We note your response to comment 6. Please note that we sometimes grant confidential treatment to individual milestone payments but do not grant confidential treatment to the amount of aggregate potential milestone payments. Please confirm that if you enter into

a license agreement you will disclose the aggregate potential milestone payments under the agreement regardless of whether you request confidential treatment for the individual milestone payments.

<u>Item 4. Security Ownership of Certain Beneficial Owners and Management, page 36</u>

3. We are reissuing prior comment 8. Please revise your beneficial ownership table on page 36 to include footnote disclosure of the amount of shares which Philip Arlen, Peter Gordon and Myron Arlen have the right to acquire within 60 days of the latest practicable date used in this table. For example, on page 28, you disclose that Philip Arlen holds options to acquire 1,005,050 shares of common stock, Peter Gordon holds options to acquire 1,300,000 shares of common stock and Myron Arlen holds options to acquire 1,402,745 shares of common stock. See Item 403(b) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Staci Shannon at (202) 551-3374 or Don Abbott at (202) 551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Riegel at (202) 551-3575, Suzanne Hayes at (202) 551-3675 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: John C. Partigan
        Mark A. Kass, Esq.
        Samuel E. Feigin, Esq.
        Nixon Peabody LLP
        401 9th Street, NW
        Suite 900
        Washington, DC 20004